THORIUM POWER, LTD.
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(800) 685-8082

July 13, 2007

Donna Levy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Thorium Power, Ltd.
Post-Effective Amendment to Registration Statement on Form SB-2
Filed May 30, 2007
Commission File No. 333-135437
Form 10-KSB for the Fiscal Year Ended December 31, 2006
File March 20, 2007
Commission File No. 000-28543
Form 10-QSB for the Fiscal Quarter Ended March 31, 2007
Commission File No. 000-28543

Dear Ms. Levy:

On behalf of Thorium Power, Ltd. (“Thorium Power” or the “Company”), we hereby submit Thorium Power’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 15, 2007, providing the Staff’s comments with respect to the above referenced Post-Effective Amendment to a Registration Statement on Form SB-2 (the “Registration Statement”), Annual Report on Form 10-KSB (the “10-KSB”) and the Quarterly Report on Form 10-QSB (the “10-QSB”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Post-Effective Amendment on Form SB-2

General

1.
Please note that if a revision or additional disclosure in connection with our current review of your Form 10-KSB and Form 10-QSB is required, we would also expect a concurrent change be made in Post-Effective Amendment on Form SB-2, to the extent applicable. In addition, please be advised that you must clear all comments to the Forms 10-KSB and 10-QSB prior to acceleration of effectiveness on the Post-Effective Amendment.

COMPANY RESPONSE:

To the extent that revisions or additional disclosure were required in connection with the Staff’s review of our Exchange Act reports, we have made concurrent changes to the Registration Statement. We acknowledge that we must clear all comments on the reviewed Exchange Act reports prior to requesting acceleration for the Registration Statement.

Undertakings, page l

2.	Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

COMPANY RESPONSE:

We have provided the information required by Item 512(g)(2) of Regulation S-B in Post-Effective Amendment No. 2 to the SB-2.

Signature Page

3.	Form SB-2 must be signed by your Controller or Principal Accounting Officer. Please provide the proper signatures in your next amendment.

COMPANY RESPONSE:

Our Acting Chief Financial Officer has signed Post-Effective Amendment No. 2 to the SB-2.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Description of Business, page 3

4.	We note your disclosures of several statements, including the following:

• page 5, sixth paragraph: “. . .these companies will be our competitors... however they will also be potential licensees of our fuel designs and may fabricate nuclear fuels using our fuel design technology”

• page 6, second paragraph: “We expect that our thorium/reactor grade plutonium disposing fuel will be less expensive compared to MOX or conventional uranium fuel, assuming that the separated reactor-grade plutonium is available to us at no cost”

• page F-10 third paragraph: “Our nuclear fuel process is dependent on the ability of suppliers of the mineral thorium, to provide it to our future customers on a timely basis and also on favorable terms”

Please expand your disclosures to discuss your basis for making these and similar statements appearing elsewhere in the filing, specifically as they pertain to your expectations about who will be your customers and competitors, and assumptions about contractual terms and the costs of obtaining materials.

The extent of your progress in negotiating these arrangements and elevating your competitive stature to the level suggested in the disclosure should be clear.

COMPANY RESPONSE:

We have expanded our disclosure in accordance with the Staff’s comments. We have indicated throughout the new disclosure that the assertions are based upon our belief and understanding of the industry in which we operate. More specifically:

(1)
We have revised the section located on page 5 of the 10-KSB to clarify that we do not intend to directly compete with the entities identified, which are the four primary entities that account for the fabrication of a majority of the world’s nuclear fuel, in terms of fabrication of nuclear fuels. We plan to partner with one or more of these entities and license our nuclear fuel designs so that the entities may fabricate and sell our thorium-based nuclear fuel designs. At the same time, however, these same entities may be competitors if that they design and fabricate their own uranium-based nuclear fuel designs for use in the same reactors for which our thorium-based fuel designs would be used.

(2)
We have revised the section located on page 6 of the 10-KSB to explain our basis for believing that the fabrication of thorium/reactor grade plutonium disposing fuel will be less expensive than MOX conventional uranium fuel.

(3)
We have removed the third paragraph on page F-10 of the financial statements contained in the 10-KSB. It is unnecessary for this statement to be included in the financial statements. Instead we have moved this discussion to the section “Sources and Availability of Raw Materials” on page 8 of the 10-KSB, and revised it to clearly explain the contracting process for obtaining materials for the fabrication of nuclear fuels.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.
We note that language in the report issued by your current auditors, Child, Van Wagoner & Bradshaw, PLLC indicates that they audited your financial statements for the period from January 1, 2002 to December 31, 2006. However, you have not presented financial statements for this period alone. We see that your auditors also state that they did not audit your financial statements covering the period from January 8, 1992 (date of inception) to December 31, 2001 as those statements were audited by other auditors.

If your current auditors are to make reference to the report of the other auditors, to indicate a division of responsibility, they would opine on your financial statements for the entire period, from January 8, 1992 (date of inception) to December 31, 2006, with an expression of reliance on the work of the other auditors in the introductory, scope and opinion, paragraphs, while also indicating the magnitude of the portion of the financial statements audited by the other auditor, following the guidance in AU Sections 543.06 through 543.09.

COMPANY RESPONSE:

The current auditors will revise their audit report to only include the periods ending December 31, 2006 and 2005. All columns in the financial statements, showing cumulative amounts from January 8, 1992 (Inception) from December 31, 2006, including the periods January 8, 1992 (Inception) from December 31, 2004 shown in the restated statement of stockholders deficiency will be marked unaudited.

6.
Please include the audit report from your prior auditors in the body of your financial statements, immediately following the audit report from your current auditors, instead of as an exhibit to your filing.

If you include the audit report of your prior auditors in your filing, confirm for us that you have obtained permission and a reissuance of the report from your prior auditors. If you are unable to obtain permission and reissuance, other arrangements will need to be made; please advise us of any difficulties you have in this regard. Your prior auditors can refer to AU Sections 508.70 through 508.73 for further guidance on report reissuance.

COMPANY RESPONSE:

As discussed with the Staff, due to the fact that the prior periods audited by the prior auditor, were for periods dating back to 2001, it is now difficult to obtain this consent. It has been mentioned to us by the Staff that instead of obtaining this consent from the prior auditor, the company is granted permission and will now designate all cumulative amounts shown from January 8, 1992 (Inception) from December 31, 2006 as unaudited in the restated financial statements.

Consolidated Statements of Cash Flows page F-S

7.
Ordinarily share issue costs are recorded as an adjustment to offset offering proceeds, in equity, except when associated with shares issued in a reverse merger recapitalization, in which case the costs recorded against equity should be limited to the amount of cash received. Tell us why you report the item labeled “capitalization of share issue costs” as an adjustment to your fiscal year 2006 net loss, suggesting this item impacted your results of operations for the period, and why your $441,553 adjustment was added to, instead of subtracted from your net loss. Please include details about the share issuance and nature of costs incurred (e.g. transaction dates, number of shares, proceeds, and the amounts and form of consideration representing share issuance costs).

COMPANY RESPONSE:

We have reviewed the Staff’s comment and have found that, in error, we had classified the costs incurred to issue stock in the reverse merger as an operating activity in the statement of cash flows, instead as reporting the $441,553 as a separate line item, “disbursements - share issue costs” reported as a financing activity in accordance with FAS#95, Paragraph 19(a). We have reclassified that $441,553 use of funds from operating activities section of the cash flows and reported that amount in the financing activities section of the cash flows. This changed the total cash that was reported as cash used in operating activities for the year ended December 31, 2006 from $3,746,188 to $3,304,635 and effected a corresponding decrease in the cash reported as provided by financing activities from $14,691,305 to 14,249,752. Changes were made to the cumulative column in the statement of Cash Flows as well for these sections of the cash flows as well.

The cash received in the reverse merger was $12,742,408, which is in excess of the cash paid for the stock issue costs in the reverse merger recapitalization of $441,553. The $441,553 stock issue costs represented legal fees from two law firms that were engaged to prepare the S-4 registration statements and the SB-2 registration statements, both registration statements filed in connection with the reverse merger of Thorium Power Ltd. and Thorium Power Inc. that occurred on October 6, 2006. The transaction dates, number of shares and proceeds were reported to the SEC in those respective Registration Statements relating to the merger.

Consolidated Statements of Chan in Stockholders’ Deficiency pa F-6

8.
Please revise your statements to show the effects of exchanging shares in your reverse merger on a retroactive basis. Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split

This should render the duplicative common share columns that you include unnecessary. After recasting, all share activity immediately before the transaction should sum to equal the number of shares issued by the accounting target. This should be followed by an entry showing the number of shares of the accounting target that were outstanding immediately before the event, along with the net assets or liabilities of that entity received by the accounting acquirer. Revise your disclosures on page F-11 as necessary to clarify how the share counts, ownership percentage and exchange ratio are represented in your presentation.

You may refer to the guidance in Section 1.F of Division of Corporation Finance:
Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.

http://www.sec. tzov/divisi.ons/corDfin/szuidance/cfactfap.htm#P1 62 22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

COMPANY RESPONSE:

We have complied with the Staff’s comment by restating the shares outstanding from inception, January 8, 1992, to reflect the equivalent number of Thorium Power Ltd. common shares. At the merger date, October 6, 2006, there were 4,325,447 shares outstanding by the accounting acquirer (Thorium Power Inc.) and there were 135,637,854 total common shares issued by the legal acquirer (Thorium Power Ltd.) on the merger date. Therefore, the mathematical ratio used to restate all stock issuances from the inception date is 31.36 or in other words, each share of Thorium Power Inc. stock transaction in the Statement of Stockholders Deficiency is restated to 31.36 shares of Thorium Power Ltd. since January 8, 1992 (inception) to the merger date. This ratio brings the outstanding share amount of Thorium Power Inc. at the merger date to 135,637,854, and the shares of the accounting target (Thorium Power Ltd.) outstanding at the merger date are now shown by adjusting the additional share amount or shares outstanding in Thorium Power Ltd. at the merger date, which now reflect the total shares outstanding after the merger and to record the net assets being received from Thorium Power Ltd. (Refer to SEC Comment Number 10 for expanded disclosure on the net assets received from Thorium Power Ltd. reported in the statement of Stockholders Equity.)

9.
We note your $5.2 million entry showing an “allocation of expenses” covering the period from January 1, 2006 through June 30 2006 of Thorium Power, Ltd., as a credit to additional paid-in capital. We see that you also mention an allocation of expenses in your pro forma presentation on page F-12. Tell us the extent to which these items represent the same transactions, and explain the reasons they differ. Describe the specific service or product for which the expenses are being incurred, the amount and form of consideration conveyed in exchange, dates incurred, and the reasons they were incurred by the accounting target on behalf of the accounting acquirer, if that is your view. Also, since you have characterized the transaction as a reverse merger recapitalization, tell us why you present pro forma information, as if you had completed a business acquisition.

COMPANY RESPONSE:

The allocation of expenses of $5.2 million covered the period January 1, 2006 to June 30, 2006 of Thorium Power Ltd. and was reported as additional paid-in-capital in the statement of stockholders equity for that period. The total expenses that were allocated to Thorium Power Inc. from Thorium Power Ltd. was for the period January 1, 2006 to October 6, 2006 and that total was approximately $7.5 million, as disclosed in the footnote to the pro-forma information presented. The difference of approximately $2.3 million was for expenses incurred by Thorium Power Ltd. on behalf of Thorium Power Inc. for the period July 1, 2006 to October 6, 2006 and these expenses were charged to the inter-company receivable and payable accounts and eliminated in consolidation. We realized that after the year end of Thorium Power Ltd. (Novastar Resources, Ltd.) which was June 30, 2006, that expenses incurred on behalf of Thorium Power Inc. for this period (January 1, 2006 to June 30, 2006 should be allocated to Thorium Power Inc., therefore we charged the additional paid in capital account instead of the inter-company accounts.

The total expenses incurred and allocated consisted of allocated general and administrative expenses of approximately $900 thousand (rent, salaries, office expenses, etc.) and $6.6 million of direct expenses incurred as stock based compensation (restricted stock and stock options issued) to Thorium Power Inc. executives and consultants and recorded as expenses on Thorium Power Ltd’s books prior to the merger date. These expenses allocated were incurred by the accounting target because once the planning for the merger activities took place in January 2006 and announced to the public in February 2006, these above mentioned expenses were being incurred by the Thorium Power Ltd on behalf of Thorium Power Inc., to further the business plan of Thorium Power Inc. All stock based compensation issued by Thorium Power Ltd. was recorded in the footnotes to Thorium Power Ltd.’s financial statements filed with the SEC. The stock based compensation was primarily given to the Company’s CEO, VP International Operations, Board members and all Advisory Board members, all working to further the business development of Thorium Power Inc. business.

To eliminate the disparity in the disclosure of the allocated expenses from Thorium Power Ltd. to Thorium Power Inc., we concur with the Staff’s comments to eliminate the pro-forma footnote and the information below the pro-forma footnote that discloses these total costs allocated. We have kept the reference to SAB.T.1B1 allocation of total expenses in the merger footnote and have kept the disclosure of the total expenses allocated in that footnote.

Note I — Nature of Operations and Merger with Thorium Power, Inc., page F-10

Merger Agreement

10.
We note your summary of assets and liabilities of Thorium Power, Ltd. deemed to have been acquired by you. Please revise your disclosure to reconcile the book value to net assets acquired, as shown in this summary, to the $1,025,959 value of net assets acquired, shown on page F-9 of your Statements of Changes in Stockholders’ Deficiency. Please be sure to identify your elimination of inter-company accounts not reflected in your entry on page F-9. Expand your disclosure to explain your reason for any remaining difference.

COMPANY RESPONSE:

In response the SEC comment number 8, we have changed the presentation of the statement of stockholders deficiency of the shares issued to the equivalent shares calculated for accounting purposes in the recapitalization of Thorium Power, Inc. We have also changed the footnote disclosure on Page F-11 to show the total amount of the Net Book Value of Thorium Power Ltd. that transferred over to the statement of stockholders deficiency. The majority of the difference of $11.5 million is due to the Temporary Equity Account (approximately $12 million) that was part of the Book Value of Thorium Power Ltd. that was acquired in the reverse merger, but was not part of the statement of stockholders deficiency statement as it was not reported in stockholders deficiency section on the Balance Sheet. There is also a disclosure of the inter-company account that was eliminated in consolidation, that became part of the assets acquired from Thorium Power Ltd. in the reverse merger accounting transaction.

11.
Revise your disclosures under this heading as necessary to show clearly the dates of the various actions. For example, in the first sentence, you presently suggest that an event on February 14, 2006 occurred after the merger on October 6, 2006. The sequence of each undertaking described should, be logical and evident.

COMPANY RESPONSE:

We have reviewed the Staff’s comment and have changed the wording in the first sentence in the merger agreement footnote on Page F-10 to clearly reflect the sequence of events. We have moved the section of the first sentence of this footnote that deals with the name change that occurred on October 6, 2006 to a separate sentence that follows the discussion of the merger that took place on February 14, 2006.

Note 2— Summary of Significant Accounting Policies, page F-12

j) Impairment Charges page F-15

12.
We note your disclosure of examples of events that would trigger impairment testing of your property, plant, and equipment. However, you did not mention the condition of paragraph 8e of SFAS 144 also requiring impairment testing when you report a current-period operating or cash flow loss, combined with a history of operating or cash flow losses. Please expand your disclosure to describe the results of your impairment testing, triggered by this condition.

COMPANY RESPONSE:

We have reviewed the Staff’s comment regarding the impairment testing. We have revised the disclosure on Page F-15 Impairment Charges footnote to disclose that the Company had tested the Patent cost for impairment at December 31, 2006. This impairment test was done during the course of the Company’s strategic review of its nuclear fuel operations as well as the conditions specified in paragraph 8(e) of SFAS 144. We have disclosed that the Company reviewed its intangible assets held for use and it determined that future undiscounted cash flows associated with the Patent rights to its nuclear fuel were sufficient to recover their carrying values. The valuation of the company is primarily based on the company’s patents for its nuclear fuel technology.

Note 7—Stockholders’ Equity page F-18

f) Common Stock and Warrants Reserved for Future Issuance pa F-24

13.
We note you disclose on page F-25 that you. redeemed 1.62 million shares from a restricted stock grant to two executives at $0.20 per share, reflecting a discount, due to lack of marketability, off your closing market stock price on the issuance date, in order to pay for the payroll taxes owed on the stock based compensation. Please tell us how you recorded your stock redemption and payroll tax transactions, and how your redemption payment to your executives achieved your payroll tax payment requirement. Also explain whether the discount applied to your valuation of the compensation charge or only to the redemption price. Since you identify a valuation expert, you will need to identify that individual or firm in the filing, assuming you are able to obtain their permission. If your discount applied to the compensation element, adjustment may be necessary, as discounts for stock restrictions or lack of marketability are generally not permitted under U.S. GAAP. For examples, you may refer to the following guidance:

• Question 58 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, which states that adjusting the quoted market price is not permitted when determining fair value; and

• Footnote 3 of E 98- Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, which states that quoted market prices should not be adjusted to reflect transferability restrictions.

COMPANY RESPONSE:

We have reviewed the Staff’s comment regarding the redemption of 1.62 million shares of stock to the officers and we have revised this disclosure and deleted the statement that the 50% discount factor was determined by an independent third party valuation company, who was Kroll Associates. We have not been able to obtain permission to use their name in the filing as this company has subsequently merged into KPMG and now it will be very difficult to get the consent of KPMG to use their name in this filing. We have also added disclosure to make it clear that the 50% discount factor was not applied to the compensation element or to the 4 million shares issued as stock-based compensation.

We did not take a 50% discount in the valuation of the compensation element. The stock redemption was a separate subsequent capital transaction that was done in order to to generate the cash proceeds necessary in order for the Company to comply with its payroll tax withholding and payment obligations. The Company had an obligation, as it does for its other recurring payroll transactions, to withhold payroll taxes on all compensation to employees. In the case of stock based compensation, there is no cash to withhold from the officers’ compensation, so stock is redeemed instead and thecash to be issued to the officers in the stock redemption is used to satisfy the payroll tax withholding obligation of the employee and the company and for the company to pay the payroll taxes The redemption price was a subsequent capital transaction whereby for tax reporting purposes a discount factor is allowed for lack of marketability. This cash used for this redemption is paid directly to the Federal and State taxing authorities, just as regular payroll tax withholding is handled and not given to the employee.

The recording of these payroll tax transactions are to record or debit a current asset (other receivables) and a credit to payroll tax payable for the payroll tax liability amount. The other receivable account is then credited when the shares are acquired from the officers and then these common shares that are redeemed are returned to Treasury and cancelled. The payroll tax payable account is reduced or debited when the payroll taxes are paid to the IRS and the State taxing authorities.

Note 10— Commitments and Contingencies page F-25

14.
We note you disclose that you entered into an agreement imposing a $1.25 million minimum financial commitment toward a test and research reactor project in Texas. However, you further disclose that after paying $550,000, you have decided to no longer contribute additional finding and believe that you have no further obligations to fund this project. Please expand your disclosure to clarify how you recorded the $550,000 payment and how the terms of this agreement enabled you to not fulfill your minimum commitment. Please identify the counterparty to this arrangement and describe any relationships between your officers or owners, and those of the counterparty or its affiliates.

COMPANY RESPONSE:

We have reviewed the Staff’s comment regarding disclosure of the commitment to further fund the Texas Reactor Project. The counterparty to this agreement is the University of Texas of the Permian Basin (“UTPB”) and we recorded the $550,000 expense as donations, under the caption general and administrative expenses and we have expanded the footnote disclosure to specify where these amounts were recorded on the statement of operations for the year ended December 31, 2006.

Pursuant to Section 2.3 of this agreement, upon written notice of termination by any party to the agreement, all rights and obligations of such party are terminated. There was a general understanding between the parties that no further mandatory donations were to be made under the agreement. According to the Company’s accounting policy, management made an assessment that a potential material loss contingency was not probable, but was remote and just disclosed the remaining commitment amount without recording the obligation. We have revised Note 10 to clarify that all future contributions, according to management’s assessment at December 31, 2006, were deemed to be “conditional contributions” to this reactor project or the remaining $675,000 will be contributed only if the Company can direct the ultimate use of these proceeds. No additional contributions have been made to UTPB as of the date of this letter and UTPB has not made any claims against the company for these additional contributions.

The disclosure of the remaining commitment amount was made because the Company may decide in the future to make a contribution to UTPB that would be directly related to the Company’s Thorium based research and development technology efforts or for nuclear reactors existing today that can use Thorium based fuels. Given that the company has the flexibility in deciding whether to make this contribution and direct the use of the contribution is the reason why we have used the terminology “conditional contribution” in the footnote disclosure. It’s a contribution that is remote, but that the Company can decide to make in the future if certain conditions are met (uses of the funds are for Thorium based nuclear fuel research.).

Exhibit 99.1 — Thorium Power Ltd Financial Statements As Of and For The Nine Months Ended September 30 2006

15.
We note that you have labeled what appears to be the financial statements of Thorium Power Inc. covering the interim periods through September 30, 2006, before the merger, as those of Thorium Power Ltd. Please modify this exhibit to correct the labeling and to include a preliminary cover page explaining the reasons these are being presented, since you had previously filed financial statements for the accounting acquirer through June 30, 2006 in your Form SB-2, but had not subsequently reported the following quarter. Also add notes to these interim financial statements, as you had done in the registration statement.

COMPANY RESPONSE:

We have reviewed the Staff’s comment and have included an explanatory paragraph that the financial statements are being presented in order to bring the financial reporting of Thorium Power Inc. up to date. The prior period financial statements of Thorium Power Inc. were presented in the Form SB-2, but those financial statements were prepared and filed up to and through the date June 30, 2006. We have also now added the appropriate footnotes and title to these financial statements (Thorium Power Inc.) and have filed them.

Form 10-QSB for the Fiscal quarter Ended March 31, 2007

General

16.	Please add the information required about your disclosure controls and procedures under Items 307 and 308T of Regulation S-B, to comply with Item 3 of Form 10-QSB.

COMPANY RESPONSE:

We have added the required information about the disclosure controls and procedures under Items 307 and 308T of Regulation S-B, to comply with Item 3 of Form 10-QSB.

Financial Statements

Note — Research and Development Costs, page 6

17.	Please expand your disclosure to fill in the missing research and development cost amounts for the three months ended March 31, 2007 and 2006 and discuss your accounting for such costs.

COMPANY RESPONSE:

There were no Research and Development expenses for the three month periods March 31, 2007 and 2006. The “-“, that was put in the filing represented that there no expenses in these periods.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 703.918.4918 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Thorium Power, Ltd.

By:	/s/ Seth Grae
Seth Grae
Chief Executive Officer